Exhibit 99.1

Fairford Holdings Limited

March 7, 2013

Board of Directors of CTI Group Holdings Inc.

333 North Alabama St., Suite 240

Indianapolis, IN 46204

Gentlemen:

Fairford Holdings Limited, Michael J. Reinarts and John Birbeck (collectively, “Acquiror”) are pleased to submit this preliminary, non-binding indication of interest (the “Proposal”) to CTI Group (Holdings) Inc. (“CTI” or the “Company”) to acquire, directly or indirectly, 100% of the issued and outstanding capital stock of the Company, including 100% of the value of the outstanding options and any other securities (the “Transaction”).

1.	Purchase Price: We have preliminarily valued CTI at $0.29 per share, which implies a premium of 20.8% to the 30-day volume-weighted average price of $0.24.

2.	Due Diligence Requirements: Our ongoing due diligence requirements will include, among other things, (i) more in-depth review and discussion of customer relationships, and (ii) customary legal, financial, tax, intellectual property, regulatory, and employee benefits due diligence. We look forward to working with CTI to develop a detailed due diligence plan that fully addresses our requirements while minimizing any disruption to CTI’s business.

3.	Necessary Approvals: Any transaction of this size would require corporate approvals and potentially stockholder approval.

4.	Financing: The Transaction would not be contingent on any financing conditions.

This Proposal is not intended to create or constitute any legally binding obligation, liability or commitment by CTI or the Acquiror regarding a Transaction, and there will be no legally binding agreement between us regarding a Transaction unless and until a definitive agreement is executed.

Our Proposal reflects our current understanding of CTI. We hope you find our Proposal acceptable and we look forward to moving expeditiously toward a successful Transaction. Please feel free to contact me with any questions or concerns.

Sincerely,

Fairford Holdings Limited

By:	/s/ Bengt Dahl
Name: Bengt Dahl
Director: Director

cc:	Michael J. Reinarts
John Birbeck
Michael Leeds

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